HAZLETT, BURT & WATSON, INC.
Wheeling, West Virginia

(S.E.C. I.D. No. 8-17737)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

December 31, 2023 and 2022
And
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hazlett, Burt & Watson, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1300 Chapline Street
(No. and Street)

Wheeling	WV	26003
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Timothy M. Bidwell	(304) 233-3312	tbidwell@hazlettburt.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Holt & Patterson, LLC
(Name – if individual, state last, first, and middle name)

260 Chesterfield Industrial Blvd.	Chesterfield	MO	63005
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3372
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy M. Bidwell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hazlett, Burt & Watson, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
CARRIE ANN MASON
Hazlett, Burt & Watson, Inc.
1300 Chapline Street
Wheeling, West Virginia 26003
My Commission Expires May 4, 2026

Signature: ____________________

Title: Executive Vice President

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HAZLETT, BURT & WATSON, INC.
Wheeling, West Virginia

FINANCIAL STATEMENTS
December 31, 2023 and 2022

CONTENTS

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Hazlett, Burt & Watson, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Hazlett, Burt & Watson, Inc. (the "Company") as of December 31, 2023 and 2022, and the related statements of operations, changes in shareholder equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information in Schedule 1 and Schedule 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC
Chesterfield, MO

We have served as the Company's auditor since 2022.

February 27, 2024

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

HAZLETT, BURT & WATSON, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2023 and 2022

	2023	2022
ASSETS		
Cash and cash equivalents due from financial institutions	$ 219,255	$ 582,198
Cash in money market fund	646,260	904,165
Total cash and cash equivalents	865,515	1,486,363
Deposits with clearing organizations	75,000	75,000
Due from clearing firm	158,853	23,202
Firm trading account, at fair value	52,827	45,793
Receivable from officers and employees	652,000	373,000
Due from affiliates	15,778	2,251
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $589,366 and $534,744, respectively	102,787	142,970
Real estate and improvements at cost, less accumulated depreciation of $403,032 and $366,240, respectively	519,308	526,478
Advisory fee receivable	2,451,781	2,047,138
Right of Use asset	278,971	377,501
Employee Retention Tax Credit (ERTC) Receivable	7,427	203,272
Other assets	170,895	159,475
	$ 5,351,142	$ 5,462,443
LIABILITIES		
Accounts payable and accrued liabilities	$ 1,882,420	$ 2,412,716
Lease liability	278,971	377,501
	2,161,391	2,790,217
SHAREHOLDER EQUITY		
Capital stock, $1.6667 par value, 250,000 shares authorized:		
205,500 shares issued; 203,500 shares outstanding	339,173	339,173
Less – Treasury stock, 2,000 shares at cost	(3,333)	(3,333)
Capital in excess of par value	400,754	400,754
Retained earnings	2,453,157	1,935,632
	3,189,751	2,672,226
	$ 5,351,142	$ 5,462,443

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF OPERATIONS
Years ended December 31, 2023 and 2022

REVENUES		2023		2022
Commissions on security transactions	$	1,058,429	$	1,145,584
Investment advisory revenues		9,420,656		8,317,906
Recapture of settlement reserve		650,617		-
Miscellaneous fees and other income		559,259		439,194
Insurance and annuities		250,760		344,653
Realized gain on firm trading and investments, net		68,768		40,201
Unrealized gain (loss) on firm trading & investments, net		1,840		(4,929)
Interest and dividends		109,678		28,151
		12,120,007		10,310,760
EXPENSES				
Employee compensation and benefits		3,016,895		2,431,602
Commissions		5,237,179		4,770,970
Communications and data processing		236,747		236,272
Interest		1,431		1,204
Rent and maintenance		425,532		344,592
Depreciation		91,415		84,644
Clearing and execution charges		281,098		228,620
General, administrative and other expenses		741,620		519,106
Pass through state income tax		70,565		-
		10,102,482		8,617,010
Net Income	$	2,017,525	$	1,693,750
Earnings per share based upon net income	$	9.92	$	8.33

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER EQUITY
Years ended December 31, 2023 and 2022

	Capital Stock		Treasury Stock		Capital in Excess of	Retained	
	Shares	Dollars	Shares	Dollars	Par Value	Earnings	Total
Balance at January 1, 2022	203,500	$ 339,173	2,000	$ (3,333)	$ 400,754	$ 1,541,882	$ 2,278,476
Net Income	-	-	-	-	-	1,693,750	1,693,750
Distributions to shareholder	-	-	-	-	-	(1,300,000)	(1,300,000)
Balance at December 31, 2022	203,500	339,173	2,000	(3,333)	400,754	1,935,632	2,672,226
Net Income	-	-	-	-	-	2,017,525	2,017,525
Distributions to shareholder	-	-	-	-	-	(1,500,000)	(1,500,000)
Balance at December 31, 2023	203,500	$ 339,173	2,000	$ (3,333)	$ 400,754	$ 2,453,157	$ 3,189,751

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

HAZLETT, BURT & WATSON, INC.

STATEMENTS OF CASH FLOWS

Years ended December 31, 2023 and 2022

	2023	2022
Cash flows from operating activities		
Net Income	$ 2,017,525	$ 1,693,750
Depreciation	91,415	84,644
Realized gain on firm trading and investments	(68,768)	(7,134)
Unrealized (gain) loss on firm trading and investments	(1,840)	4,929
Change in assets and liabilities		
Due from clearing firm	(135,651)	2,024
Due from affiliates	(13,527)	2,038
Receivable from officers and employees	(279,000)	(124,000)
Advisory fees receivable	(404,643)	213,077
Other assets	184,425	(220,801)
Accounts payable and accrued liabilities	(530,296)	(255,496)
Net cash provided by operating activities	859,640	1,393,031
Cash flows from investing activities		
Return of clearing deposit	-	5,000
Sale of firm trading and investments	63,574	13,640
Capital expenditures	(44,062)	(93,132)
Net cash provided (used) by investing activities	19,512	(74,492)
Cash flows from financing activities		
Cash distributions to shareholder	(1,500,000)	(1,300,000)
Net cash used in financing activities	(1,500,000)	(1,300,000)
Net increase (decrease) in cash and cash equivalents	(620,848)	18,539
Cash and cash equivalents at beginning of year	1,486,363	1,467,824
Cash and cash equivalents at end of year	$ 865,515	$ 1,486,363

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Hazlett, Burt & Watson, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). In May 2006, the Company formed Security Capital Management ("SCM"). This division of the Company is registered with the SEC as an Investment Advisor. SCM provides investment management services under an investment advisor model. The Company is a West Virginia S Corporation that is a wholly owned subsidiary of HB&W, Inc.

The Company is a fully-disclosed introducing broker. The Company has contracted with National Financial Services ("NFS") to execute and clear all customer trades, as well as for the purpose of carrying the securities positions of the customers, along with any corresponding margin balances. Per the agreement with NFS, the Company does not reflect any receivables or liabilities for customer accounts in its financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents: Cash and cash equivalents include cash and deposits due from financial institutions with maturities fewer than 90 days and money market mutual funds.

Security transaction accounting: Firm securities transactions affected in the firm investment account are recorded on a trade date basis. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions and related commission revenue and expense are recorded on a trade date basis as well.

Firm trading and investment accounts: Firm trading and investment accounts are recorded at fair value. Changes in fair value on the firm trading and investment accounts are reflected in the results of operations along with dividend or interest income from such securities.

Depreciation: Depreciation on real estate and improvements, furniture, leasehold improvements and equipment is provided using various methods over their estimated useful lives of five to thirty-nine years. Leasehold improvements are depreciated over their estimated useful lives or the lease term, whichever is shorter.

Income tax: The Company has elected by unanimous consent to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal or most State corporate income taxes on its taxable income. Instead, related taxable income flows through to the shareholder, HB&W, Inc. The State of West Virginia enacted a pass-through entity tax (SB-151) which created an elective through which entity tax is imposed directly upon the income of the entity. Beginning in 2023, the Company elected to pay estimated West Virginia (WV) corporate tax in this manner. Total WV pass-through income tax paid in 2023 was $70,565. The Company recognizes interest and/or penalties (if applicable) related to income tax matters in General, administrative and other expenses.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2023.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenues:

Revenue Recognition – Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

The Company has elected the practical expedient to recognize revenues earned over time based on the amounts the Company has the right to invoice the customer. This expedient has been applied in our evaluation of distribution and marketing revenue earned from commission revenue and insurance and annuity revenue, advisory service fees, and miscellaneous fees and other income recognized over time.

Commission Revenue – Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors. Accordingly, total commission revenues are reported on a gross basis.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the settlement date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The following table presents our sales-based and trailing commission revenues disaggregated by product category as of December 31:

	2023	2022
Sales-based		
Listed Equities	$ 136,425	$ 145,403
Over The Counter	141,071	210,328
Closed End Mutual Funds	119,561	136,386
Mutual Funds	5,179	11,163

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2023	2022
Sales-based (continued)		
Unit Investment Trusts	-	513
Master Limited Partnerships	15,810	8,816
Other	311	3,048
Total sales-based revenue	$ 418,357	$ 515,657
Trailing		
Mutual Fund Trails	$ 360,853	$ 429,108
Money Market Trails	279,219	200,819
Total trailing revenue	$ 640,072	$ 629,927
Total commission revenue	$1,058,429	$1,145,584

Investment Advisory Revenues – Investment advisory revenues represent fees charged to advisory client accounts on the Company's corporate advisory platform. The Company provides ongoing investment advice, custodial services (through its clearing provider, National Financials Services), brokerage and execution services on transactions, and performs administrative services. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The investment advisory revenue generated from the Company's corporate advisory platform is based on a percentage of the market value of the eligible assets in client advisory accounts. Revenue is billed quarterly based on actual or expected market value of clients' advisory accounts at period ends. As the last measurement date under the investment advisory contracts for revenue earned from investment advisory fees was December 31 of each year, there were no constraints on calculating consideration earned under the contracts. The majority of investment advisory revenues are billed quarterly in arrears.

The Company provides investment advisory services to clients on its corporate advisory platform through the advisor. The Company is the principal in these arrangements and recognizes advisory revenue on a gross basis, as the Company is responsible for satisfying the performance obligations, and has control over determining the fees.

Insurance and Annuities Revenue – Insurance and annuities revenue represents sales commissions generated by advisors for their clients' purchases of insurance and annuity products. The Company generates two types of insurance and annuities revenue: sales-based revenue that is recognized at the point of sale on the settlement date and trailing insurance and annuities revenue that is recognized over time as earned. Sales-based revenue varies by insurance product and is based on a percentage of the product's value at the time of purchase. Trailing insurance and annuities revenue is generally based on a percentage of the current value of underlying investment holdings, or as a percentage of renewable premiums, and are recognized over the period during which services, such as on-going support, are performed. When trailing revenues are based on underlying current market values, this variable consideration is constrained until the

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

market value is determinable. The Company views the selling, distribution and marketing, or any combination thereof, of insurance and annuity products as single performance obligations to the product sponsors.

The Company is the principal for insurance and annuity revenue, as it is responsible for the execution of the clients' transactions, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total insurance and annuity revenues are reported on a gross basis.

The following table presents our sales-based and trailing insurance and annuities revenues disaggregated by product category as of December 31:

	2023	2022
Sales-based		
Insurance	$ 41,574	$ 41,296
Annuities	28,055	111,250
Total sales-based revenue	$ 69,629	$ 152,546
Trailing		
Insurance	$ 18,715	$ 29,242
Annuities	162,416	162,865
Total trailing revenue	$ 181,131	$ 192,107
Total insurance and annuities revenue	$ 250,760	$ 344,653

Interest and Dividends – Interest and dividend revenue is comprised of earnings received on investment and inventory securities, as well as cash and money market positions, held by the Company in the ordinary course of business. Interest and dividend revenue will vary with the nature, performance, and maturity of the underlying securities. This revenue is not in scope for Topic 606 as it is not generated from contracts with customers.

Miscellaneous Fees and Other Income – Miscellaneous fees and other income are primarily derived from transaction and clearance fees, margin interest, and account maintenance and servicing fees. Miscellaneous fees and other income are recognized at the point-in-time that a service is performed, or are recognized over time as the Company satisfies its performance obligations. Recognition varies from point-in-time to over time depending on whether the service is provided once at an identifiable point-in-time or if the service is provided continually over the contract life. Miscellaneous fees and other income are fees that are fixed, and are based upon agreed upon rate schedules.

The following table sets forth transaction and fee revenue disaggregated by recognition pattern as of December 31:

	2023	2022
Miscellaneous fees and other income		
Point-in-time(1)	$ 467,903	$ 347,831
Over time(2)	91,356	91,363
Total miscellaneous fees and other income	$ 559,259	$ 439,194

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(1) Miscellaneous fees and other income recognized point-in-time includes revenue such as transaction and clearance, margin interest, and other miscellaneous revenues.
(2) Miscellaneous fees and other income recognized over time includes revenue such as annual account maintenance and annual IRA service fees.

The Company is the principal and recognizes transaction and fee revenue on a gross basis as it is primarily responsible for delivering the respective services being provided, which is demonstrated by the Company's ability to control the fee amounts charged to customers.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Leases: The Company previously adopted ASU 2016-02, Leases ("Topic 842"), and subsequent related ASUs. Topic 842 requires recognition of operating leases on the consolidated balance sheets as Right of Use ("ROU") asset and lease liability. The ROU asset represents our right to use underlying assets for the lease terms and the lease liability represents our obligation to make lease payments arising from the leases. The ROU asset and lease liability is recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. We use our estimated incremental borrowing rate in determining the present value of lease payments for operating leases.

For operating leases, the Company recognized the lease liability, with the corresponding ROU asset, based on the present value of unpaid lease payments for existing operating leases longer than twelve months. The Company recognized an ROU asset in the amount of $377,501 and corresponding a lease liability in the amount of $377,501 as of December 31, 2022, and has recognized an ROU asset in the amount of $278,971 and corresponding a lease liability in the amount of $278,971 as of December 31, 2023. The incremental borrowing rates in effect at the inception of the lease(s), determined on a collateralized basis for the remaining lease terms, were utilized when determining the present value of lease payments.

Subsequent Events: The Company evaluated the effect subsequent events would have on the financial statements through February 27, 2024, which is the date the financial statements were issued. No subsequent events necessitating financial statement recognition or disclosure were noted.

Allowance for Credit Losses: In June 2016, the FASB issued guidance (FASB ASC 326) which significantly changed how entities measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the company that are subject to the guidance in FASB ASC 326 were advisory fees receivable and receivables from officers and employees.

The Company adopted the standard effective January 1, 2023. Historically, the Company has not incurred losses with respect to financial assets subject to this guidance, and the Company does not reasonably expect that such losses are likely to occur. The impact of the adoption was not considered material to the financial statements and primarily resulted in new/enhanced disclosures only.

NOTE 3 – EARNINGS PER SHARE

Earnings per share are calculated based upon the weighted average number of shares issued and outstanding during 2023 and 2022. The weighted average number of shares for the years ended 2023 and 2022 was 203,500.

NOTE 4 – LEASES

The Company leases certain properties under operating leases. Certain leases include one or more options to renew, with renewal terms that can extend the lease term up to 5 additional years. The exercise of lease renewal options is at our sole discretion. When it is reasonably certain that we will exercise our option to renew or extend the lease term, that option is included in estimating the value of the ROU asset and a lease liability. At December 31, 2023, we did not have any leases that had not yet commenced for which we had created a ROU asset and a lease liability. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. Most of our lease agreements include periodic rate adjustments for inflation. The depreciable life of the ROU asset and leasehold improvements are limited to the shorter of the useful life or the expected lease term. Leases with an initial term of 12 months or less are not recorded on our Statement of Financial Condition; we recognize lease expenses for these leases over the lease term. Rent expense for 2023 and 2022 was $181,065 and $98,897 respectively.

The following tables present supplemental balance sheet information related to operating leases. The ROU asset is included in other assets and the lease liability is included in other liabilities.

Supplemental Statement of Financial Condition Information: December 31, 2023

ROU assets	$ 278,971
Lease liability	$ 278,971
Weighted-average remaining lease terms	38 months
Weighted-average discount rate	7.50%

The following schedule summarizes aggregate future minimum lease payments under these operating leases at December 31, 2023:

2024	$ 104,583
2025	106,078
2026	107,610
2027	32,309
Future minimum lease payments	$ 350,580
Amount representing interest	(71,609)
Total lease liability	$ 278,971

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule, which requires that "aggregate indebtedness" shall not exceed fifteen times "net capital" as defined by the Rule and "net capital", shall at least be $250,000. At December 31, 2023, the Company had net capital of $1,705,762, which was $1,455,762 in excess of its required minimum net capital of $250,000. At December 31, 2022, the Company had net capital of $1,244,111, which was $994,111 in excess of its required minimum net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 110.36% and 193.93% at December 31, 2023 and 2022, respectively.

NOTE 6 – EMPLOYEE BENEFITS

The Company has a discretionary, trusteed profit sharing 401(k) plan covering substantially all employees who have attained age 21 and one year of service. The plan is funded through contributions of both employee and employer. The 401(k) provision of the plan was implemented during 2004 and called for a mandatory 3% safe harbor employer contribution of all eligible employee earnings. The safe harbor contribution expensed for 2023 was $147,321 and $139,080 for 2022, and is included in the Company's total contribution. The Company's total related expense was $354,320 for 2023 and $337,050 for 2022.

NOTE 7 – SHORT-TERM BORROWINGS

The Company maintains a credit facility with WesBanco Bank. The facility permits the Company to borrow amounts up to $500,000. The interest rate on borrowings under this credit facility is a fluctuating rate equal to a minimum of 8.50% at December 31, 2023. This credit facility does not expire. There were no borrowings outstanding on this credit facility at December 31, 2023 and 2022.

The Company maintains its proprietary trading accounts with its clearing broker. These accounts hold the Company's securities inventory and are collateralized by deposits totaling $75,000 at December 31, 2023 and 2022, as well as all the Company's securities inventory. The Company may borrow up to an agreed-upon percentage of the value of the collateral as specified in the clearing agreements. The accounts bear interest at a rate of 8.75% percent at December 31, 2023. Interest expense related to these accounts was $0 for the years ended December 31, 2023 and 2022. The Company had no short-term borrowings outstanding under these agreements at December 31, 2023 and 2022.

NOTE 8 – FIRM TRADING AND INVESTMENT ACCOUNTS

The statements of financial condition reflect the fair value of marketable securities and not readily marketable securities in the firm trading and investment accounts. The related amortized cost and fair value are as follows as of December 31, 2023:

		Firm Trading
Amortized cost:		
State and municipal debt	$	54,700
Other		250
Total amortized cost:		54,950
Fair value:		
State and municipal debt		52,722
Other		105
Total fair value		52,827
Unrealized loss	$	(2,123)

NOTE 9 - FAIR VALUE

Fair Value Measurements (ASC 820-10) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820-10, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

There have been no changes in the methodologies used at December 31, 2023 and 2022.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis:

Fair Value Measurements on a Recurring Basis
As of December 31, 2023

	Level 1	Level 2	Level 3	Fair Value
Firm trading account				
State and municipal debt	$ -	$ 52,722	$ -	$ 52,722
Other	-	105	-	105
	$ -	$ 52,827	$ -	$ 52,827

NOTE 10 – RELATED PARTY TRANSACTIONS

During 1999, a West Virginia Corporation, HB&W, Inc. was formed to serve as a holding company for Hazlett, Burt & Watson, Inc. and Security National Trust Company. Security National Trust Company is a national non-depository bank that provides trust and custodial services. Both Hazlett, Burt & Watson, Inc. and Security National Trust Company are 100% owned subsidiaries of HB&W, Inc.

Hazlett, Burt & Watson, Inc. advances funds to HB&W, Inc. as needed on an interest free basis. This amount is payable on demand. As of December 31, 2023, and 2022, Hazlett, Burt & Watson, Inc. is owed $0 from HB&W, Inc.

In addition, Hazlett, Burt & Watson, Inc. periodically provides brokerage, clerical, computer support and miscellaneous services, under a support services agreement, at cost, and leases office space to Security National Trust Company ("SNTC") in the Wheeling, West Virginia office. The terms of the lease required SNTC to pay $62,000 per year for the periods January 1, 2023 through December 31, 2023, and January 1, 2022 through December 31, 2022. During the years ended December 31, 2023 and 2022 the Company paid, and was reimbursed, $686,147 and $693,915, respectively, of expenses under this agreement. SNTC also pays the Company referral fees for Trust business it introduces. The referral fees paid by SNTC to the Company were $26,941 and $30,765 for the years ended December 31, 2023 and 2022. As of December 31, 2023, and 2022, the Company is owed $15,778 and $2,251 from SNTC.

Security National Trust Company acts as Trustee and Custodian of the Hazlett, Burt & Watson, Inc. Profit Sharing 401(k) Plan, which Plan has been adopted by both companies for substantially all of its employees. Security National Trust Company charges the standard and customary fees for providing these services. During 2023, the Company paid SNTC $34,288 for these services, and $33,024 in 2022.

NOTE 11 – CONCENTRATIONS OF CREDIT RISK

The clearing and depository operations for the Company's securities transactions are performed by its clearing firm pursuant to a clearance agreement. At December 31, 2023 and 2022, all of the securities owned, which are presented on the accompanying Statement of Financial Condition, are held by the clearing firm, who is the custodian. The clearing firm is a member of a nationally recognized exchange. The Company consistently monitors the credit worthiness of the clearing firm to mitigate the Company's exposure to credit risk. The Company has not experienced any losses within these depository accounts for the years ended December 31, 2023 and 2022.

The Company currently maintains operations in Wheeling and Vienna, West Virginia, Barnesville, Ohio and in Lancaster, Pennsylvania. At these locations the Company engages in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

In the normal course of its business, the Company is contingently liable to its clearing brokers/dealers for margin requirements of customer margin securities transactions, the failure to deliver securities sold or nonpayment of securities purchased by a customer.

NOTE 12 – DEPOSITS WITH CLEARING ORGANIZATIONS

Included in the statements of financial condition in the line titled, “Deposits with Clearing Organizations” are deposits with clearing organizations comprised of cash. The Company has not experienced any losses within these depository accounts for the years ended December 31, 2023 and 2022.

NOTE 13 – RISKS AND UNCERTAINTIES

The Company may have significant investments in various securities. Investments in these securities may be exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with these investment securities, it is at least reasonably possible that changes in the values of these securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

NOTE 14 – CONTINGENCIES

The Company accrues for estimated loss contingencies related to legal and regulatory matters when available information indicates that it is probable a liability had been incurred and the Company can reasonably estimate the amount of that loss. However, actual results may differ from those estimates.

On March 8, 2018, pursuant to a routine regulatory examination, the SEC Office of Compliance Inspections and Examinations raised concerns with the Company that certain ticket charges related to the management of investment advisory accounts may not have been appropriately disclosed to the clients incurring these fees. The Company engaged legal counsel, with respect to this matter, and worked through counsel, with the SEC, to resolve their concerns. As of December 31, 2022, the Company had recorded an estimated liability in the amount of $650,617 for purposes of settling this matter. As of October 31, 2023, based on the advice of legal counsel, the matter is considered resolved, and the Company reversed this liability, and recaptured this reserve into revenue.

NOTE 15 – EMPLOYEE RETENTION TAX CREDIT

The CARES Act provides an employee retention credit (“CARES Employee Retention credit”), which is a refundable tax credit against certain employment taxes of up to $5,000 per employee for eligible employers. The tax credit is equal to 50% of qualified wages paid to employees during a quarter, capped at $10,000 of qualified wages per employee through December 31, 2020. Additional relief provisions were passed by the United States government, which extend and slightly expand the qualified wage caps on these credits through December 31, 2021. Based on these additional provisions, the tax credit is now equal to 70% of qualified wages paid to employees during a quarter, and the limit on qualified wages per employee has been increased to $10,000 of qualified wages per quarter. The Company qualified for the tax credit under the CARES Act and received tax credits under the additional relief provisions for qualified wages through December 31, 2021. During the fiscal year ended December 31, 2022, the Company recorded $203,272 related to the CARES Employee Retention credit in “Employee compensation and benefits” on the Company’s Statements of Operations. As of December 31, 2022, the Company had a $203,202 receivable balance from the United States government related to the CARES Act, which is recorded as "Employee Retention Tax Credit (ERTC) Receivable” on the Company's Statements of Financial Condition. During 2023, the Company had received $195,845 of this receivable.

HAZLETT, BURT & WATSON, INC.

SCHEDULE 1 - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2023

NET CAPITAL		
TOTAL SHAREHOLDER'S EQUITY	$	3,189,751
DEDUCTIONS AND/OR CHARGES		
Non-allowable assets:		
Receivable from affiliate		15,778
Furniture, equipment, leasehold improvements, and real estate		622,096
Prepaid expenses and other assets		830,321
Other deductions and/or charges		53
Total non-allowable assets		1,468,248
Net capital before haircuts on security positions		1,721,503
HAIRCUTS ON SECURITIES		
Money market and cash equivalents		12,889
Stocks, warrants and other		2,852
Total haircuts		15,741
NET CAPITAL	$	1,705,762
AGGREGATE INDEBTEDNESS		
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	1,882,420
Total aggregate indebtedness	$	1,882,420
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED (6-2/3% OF AGGREGATE Indebtedness or $250,000 minimum)	$	250,000
EXCESS NET CAPITAL	$	1,455,762
EXCESS NET CAPITAL OF 1000% (net capital in excess of 120% of minimum net capital required)	$	1,405,762
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		110.36%

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Reports Form X-17A5, Part II-A, dated December 31, 2023.

HAZLETT, BURT & WATSON, INC.

SCHEDULE 2 - STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2023

Hazlett, Burt & Watson, Inc. is exempt under Rule 15c3-3-k(2)(ii) from the requirement to make computations for the determination of reserve requirements for the exclusive benefit of customers.

Hazlett, Burt & Watson, Inc.

Hazlett, Burt & Watson, Inc.
Member FINRA, SIPC

Serving the Individual and Institutional Investor for Over 130 Years

1300 Chapline Street
Wheeling, WV 26003
(304) 233-3312 ♦ (800) 537-8985
Fax: (304) 233-3870
www.hazlettburt.com

Wealth Management for Today's Investors

SCM
SECURITY CAPITAL MANAGEMENT

Hazlett, Burt & Watson, Inc. Exemption Report
As of December 31, 2023

Hazlett, Burt & Watson, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii):

The provisions of the Consumer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to direct mutual funds and variable annuities an a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. Also, the Company (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Hazlett, Burt & Watson, Inc.

I, Timothy M. Bidwell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Executive Vice President

February 27, 2024

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Hazlett, Burt & Watson, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hazlett, Burt & Watson, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Hazlett, Burt & Watson, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the "exemption provisions") and (2) Hazlett, Burt & Watson, Inc. stated that Hazlett, Burt & Watson, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Hazlett, Burt & Watson, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Hazlett, Burt & Watson, Inc. is also filing this Exemption Report because Hazlett, Burt & Watson, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to its direct sale of mutual funds and variable annuities. In addition, Hazlett, Burt & Watson, Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Hazlett, Burt & Watson, Inc.; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hazlett, Burt & Watson, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Hazlett, Burt & Watson, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO

February 27, 2024

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

HOLT & PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of Hazlett, Burt & Watson, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Hazlett, Burt & Watson, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Holt & Patterson, LLC
Chesterfield, MO

February 27, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
HAZLETT BURT & WATSON INC	8-17737

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)			$ 12,123,063.00
2	Additions:			
	a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		$ 0.00	
	b Net loss from principal transactions in securities in trading accounts.		$ 0.00	
	c Net loss from principal transactions in commodities in trading accounts.		$ 0.00	
	d Interest and dividend expense deducted in determining item 1.		$ 0.00	
	e Net loss from management of or participation in the underwriting or distribution of securities.		$ 0.00	
	f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		$ 0.00	
	g Net loss from securities in investment accounts.		$ 0.00	
	h Add lines 2a through 2g. This is your **total additions**.			$ 0.00
3	Add lines 1 and 2h			$ 12,123,063.00
4	Deductions:			
	a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		$ 616,792.00	
	b Revenues from commodity transactions.		$ 0.00	
	c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		$ 276,805.00	
	d Reimbursements for postage in connection with proxy solicitations.		$ 0.00	
	e Net gain from securities in investment accounts.		$ 1,840.00	
	f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		$ 17,286.00	
	g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		$ 0.00	
	h Other revenue not related either directly or indirectly to the securities business.		$ 78,825.00	
	Deductions in excess of $100,000 require documentation			
5	a Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	$ 1,431.00		
	b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	$ 41,250.00		
	c Enter the greater of line 5a or 5b		$ 41,250.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 1,032,798.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 11,090,265.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 16,635.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2023 SIPC-6 or 6A		$ 7,216.00	
11 a	Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2023 SIPC-6 and 6A(s)	$ 7,216.00		
d	Add lines 11a through 11c		$ 7,216.00	
12	**LESSER** of line 10 or 11d.			$ 7,216.00
13 a	Amount from line 8		$ 16,635.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 7,216.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 9,419.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 9,419.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-17737	DEA: FINRA	2023	Dec

MEMBER NAME HAZLETT BURT & WATSON INC
MAILING ADDRESS 1300 CHAPLINE STREET
WHEELING, WV 26003-3348
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

HAZLETT BURT & WATSON INC	TIMOTHY MORGAN BIDWELL
(Name of SIPC Member)	(Authorized Signatory)
1/26/2024	tbidwell@hazlettburt.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.